UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

INverso Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Not Available

(CUSIP Number)

Harvey Altholtz, 3346 Commercial Avenue, Northbrook, IL 60062

((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications))

September 22, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. n/a 13D
1.	Name of Reporting Person: Altholtz Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 20-0166843

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 4,298,125

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 4,298,125

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,298,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 31.84%

12.	Type of Reporting Person: OO

CUSIP No. n/a 13D
1.	Name of Reporting Person: Harvey Altholtz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 4,298,125

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 4,298,125

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,298,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 31.84%

12.	Type of Reporting Person: IN*
*The Reporting Person disclaims all beneficial ownership of these shares.

Item 1.

The name of the issuer is Inverso Corp. The issuer's principal executive offices are located at 3346 Commercial Avenue, Northbrook, IL 60062.

Item 2.

Altholtz Family Limited Partnership

(a) Altholtz Family Limited Partnership;

(b) Business address: 1800 2nd Street Suite 758, Sarasota, FL 34236

(c) Investments; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Harvey Altholtz

(a) Harvey Altholtz;

(b) Business address: 1800 2nd Street Suite 758, Sarasota, FL 34236

(c) Insurance Sales, Wealth Strategy Partners, LLP; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the shares of INverso Corp in through a 'reverse merger' between INverso Corp and Hydrogenesis, Inc. Details of this transaction have been described in filings on form 8-K previously filed with the Commission. It is anticipated that INverso Corp will issue additional securities or effectuate similar transactions in the near future to raise working capital, and the Reporting Persons may participate in such transactions. Such transaction may take any of the forms described in paragraphs (a) through (j). although the exact form is not known at this time.

Item 5. Interest in Securities of the Issuer

(a)	4,298,125 shares representing 31.84% of the outstanding securities of INverso Corp.
(b)	Altholtz Family Limited Partnership holds 31.84% or 4,298,125 shares. Harvey Altholtz is deemed beneficial owner of the shares held by Altholtz Family Limited Partnership.
(c)	Acquisition of 4,298,125 shares through the reverse merger of the issuer with Hydrogenesis, Inc.
(d)	None
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Altholtz is a director of the issuer.

Item 7. Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2006

Altholtz Family Limited Partnership
By: /s/ HARVEY ALTHOLTZ Name: Harvey Altholtz Title: General Partner

Date: October 13, 2006

Harvey Altholtz
By: /s/ HARVEY ALTHOLTZ Name: Harvey Altholtz Individually